Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2014	2013	2014	2013

Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$17,127	$43,532	$5,013	$124,955
Fixed charges (net of interest capitalized)	5,592	6,906	10,349	12,949
Distribution of earnings from unconsolidated affiliates	—	—	—	—
Total Earnings	$22,719	$50,438	$15,362	$137,904

Fixed Charges and Preference Dividends
Interest expense	$4,852	$6,160	$8,872	$11,466
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	326	333	652	665
Interest component of rent expense	414	413	825	818
Total Fixed Charges	5,592	6,906	10,349	12,949
Dividends on convertible perpetual preferred stock (pretax)	5,712	5,712	11,423	11,423
Total Fixed Charges and Preference Dividends	$11,304	$12,618	$21,772	$24,372

Ratio of Earnings to Fixed Charges	4.06	7.30	1.48	10.65

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (1)	2.01	4.00	0.71	5.66

(1) For the six months ended September 30, 2014, earnings were not sufficient to cover combined fixed charges and preference dividends. The deficiency to fully cover combined fixed charges and preference dividends (i.e., ratio of 1.00) was $6,410.